Filed by UnitedHealth Group Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PacifiCare Health Systems, Inc.

Commission File No. 001-31700

Transcript

UnitedHealth Group & PacifiCare Conference Call

July 6, 2005

Operator: Good afternoon, ladies and gentlemen. My name is Miles [ph] and I will be your conference facilitator this afternoon. At this time, I would like to welcome everyone to this afternoon’s conference call. [Operator Instructions].

I would now like to turn the call over to Dr. William McGuire, CEO of UnitedHealth Group. Dr. McGuire, you may begin your conference sir.

Dr. William W. McGuire, Chairman, Chief Executive Officer and Chairman of Executive Committee

Thank you, good afternoon everyone. I appreciate you joining with us today. As you know, we’ve announced that UnitedHealth Group and PacifiCare Health Systems have signed a definitive agreement to merge our businesses. We are going to briefly review the transactions’ logic and our expectations with you at this time. In addition at the close, I will provide a brief preliminary look at our expected second quarter results, which are quite positive and be reported in full on the 14th of July.

The combination of UnitedHealth Group and PacifiCare is compelling, it is straightforward and it is powerful. It’s really about continuing efforts to improve healthcare services to better address the needs of a broad group of constituents. These efforts serve to expand business opportunities and to compel growth beyond our already favorable outlook.

Based on the clear advances for customers that will emerge from this combination, we expect improved growth opportunities across multiple business units and markets. That in turn will drive additional shareholder value because the merger really embodies financially prudent terms that allow both immediate and intermediate term earnings accretion. We believe that both PacifiCare and UnitedHealth Group customers as well as shareholders are going to benefit from the effects of this merger for years to come.

In reviewing our thoughts around this combination, including some of the business logic, expected outcomes and financial implication, I am joined by Howie Phanstiel, Chairman and Chief Executive Officer of PacifiCare. He is going to be sharing his own perspectives on this merger and its expected results in a moment.

First, let me offer a high level view of PacifiCare. It is a high quality financially sound and well positioned enterprise that under the leadership of Howie and his management team is undergoing impressive operational improvement, and successful business diversification over the past few years. Neither elements of which is yet complete. It operates in important geographic markets, has excellent products and accordingly strong brand recognition and throughout the broad healthcare market and particularly among seniors.

To us it offers compelling strategic value. It has significant presence in the west and is one of the market leaders in California. It has diversified product offerings in the commercial, senior and specialty market segments. It is well positioned, both operationally and financially. It has significant opportunities for further cost efficiencies and operating improvements. And it has a deep management team and positive financial performance.

Regarding specific numbers, I note the following. The publicly available 2005 projected revenue for PacifiCare is around $14.5 billion, EBITDA is in the range of $750 to $775 million, and estimated earnings per share for 2005 range from $3.70 to $3.85 a share excluding around $50 million or roughly 30 cents per share spending that is planned for marketing and launch costs related to Part D, the value of which will begin accruing next year.

Looking at the commercial market segment, I note that the company serves around 2.6 million (technical difficultly) with over 200,000 of those in Colarado, 160,000 in Arizona and 135,000 in Texas and Oklahoma, all states where we currently operate. They also have a business presence in several states where we do not currently operate, California with a 1.5 million people, Nevada with 445,000, Washington with 60,000 and Oregon with 55,000 people.

They also are currently serving another 430,000 consumers nationally through American Medical Systems, and specifically in the small group and individual product lines. The PacifiCare market positions will help balance our more central and eastern market orientation. Where we do have market overlap, there is going to be meaningful opportunity to translate the business combination into enhanced customer value, particularly by leveraging business processes, technology and systems infrastructure to lower operating cost and to improve consumer access and experience.

Relative to services for seniors, PacifiCare is the second largest provider of Medicare HMO products in the country after Pfizer. They have over 700,000 Medicare advantage members and around 40,000 with Medicare supplements. The Medicare eligibles using their products include around 100,000 people in Arizona, some 50,000 in Colorado, 90,000 in Texas, 40,000 in Washington, 26,000 in Nevada, another 360,000 or so in California. Secure Horizons is a nationally prominent brand in the seniors market and the company is considered by all parties to be one of the highest quality and best run enterprises in this segment. Like us, PacifiCare sees significant opportunity in Medicare Part D and has been investing in this area this year in anticipation of the program launch in 2006.

The specialty services represent a third key area of interest. They have a growing behavioral health business that’s covering some 4.6 million lives, representing around $300 million of estimated gross revenue. This fits well into our own company, United Behavioral Health, which covers around 22 million people and is just over $1 billion in revenue. Similarly, their dental and vision businesses are high quality, serve around 1.2 million people, report $175 million of revenue and are strongly complementary to our own businesses in these areas.

Lastly, their emerging PBM business is growing and performing well with some 5.5 million customers and $1.6 billion of gross revenue. While we do not need an internal PBM fulfillment capability given our relationships with Medco and Walgreen’s health initiatives, we look forward to assessing how this capability can enhance overall results for us and further improve services and lower cost for our customers.

The key transaction points were outlined in the release today, but to remind you of the major elements there I will offer the following points. The equity value of the merger is $8.1 billion and debt adds another $1.1 billion to create an enterprise value of $9.2 billion. The transaction will be 73% stock and 27% cash. Accordingly, PacifiCare shareholders are going to get 1.1 UNA shares and $21.50 in cash for each share of PacifiCare stock. We intend to retire their total $1.1 billion of debt. We would expect to pay this down immediately from our internal cash flow at closing. This transaction has a fixed exchange ratio with no collars. The stock portion is tax free. There is appropriate yield projection and a breakup fee of around $245 million. We are hoping for completion in the merger in late 2005, perhaps running into early 2006. Transaction is immediately accretive to earnings and should provide around 5 to 6 cents per share for the full year. First year run rate synergies of $75 million to $100 million could add another 3 to 4 cents per share for us.

And, finally employment agreements are in place for key business players at the company. Let me stop with that for a moment and turn the discussion over to Howie, again CEO of PacifiCare. Howie?

Howard Phanstiel, Chairman and Chief Executive Officer of PacifiCare

Thank you Bill. Good afternoon everybody. We are excited about this business combination. It significantly advances our efforts to provide better and more affordable healthcare. The opportunities reported [ph] to us particularly come from technology applications, elements used in new consumer driven health plans and national network access that expands the services currently available to our customers and because PacifiCare and United operate largely in different geographic markets yet focus on the same efforts just as serving seniors, this is a combination that we believe will build on growth and business expansion as services are improved and costs are reduced.

One of the particularly exciting areas for us is the potential for improvement in our administrative infrastructure and various support programs. We will move operations to the United System infrastructure to be part of a fully integrated single system that spans all geographies and products. The result will be meaningful cost savings, product enhancements, and data availability all of which translate into better services for clients and partners, lower operating costs, and in turn additional upside to both our customers and shareholders. I can’t really overstate the value of these technology systems for us in terms of operating performance and business growth. We’ll essentially be leveraging the $2.5 billion of prior technology investments directly into our company and that’s great. We are similarly enthusiastic about the product enhancements and additions we can realize with this merger. This starts with much broader access to providers of care, particularly impacting what would be out of network cost for us and our customers. Our clients will benefit from the virtual elimination of service restrictions created by geographic boundaries and that will extend from the number of physicians to accessing the outstanding centers of excellence programs at United that are now available to over 15 million people.

These elements will help advance our PPO product experiences. We will also expect to see some major contributions from the consumer-directed health plan resources as United. Examples include the consumer directed services and expertise of Definity Health, the modernized fully transportable magnetic strip benefit cards, now being used by millions of UnitedHealth Group customers, and the consumer and financial services capabilities of Exante Bank. These can all be applied to our entire book of business.

Finally, I would highlight our history and commitment to Medicare and those who depend on it. It’s been a constant focus of PacifiCare and is manifest by the over 700,000 seniors we serve under the Secure Horizons banner. With UnitedHealth and its Ovations business, we will offer services to a much wider audience through more uniform simplified products. We will jointly gain by applying other resources like the best elements of our respective care management services used in nursing homes across a much wider geography. And without question, we will be able to more effectively address the prescription drug named the Seniors under the Part D initiative because of our potentially expanded experience base and different approaches and resources. It’s too early to speculate on the outcomes of our, or frankly anyone’s, Part D program. But, we are comfortable that we will be well positioned given our historical success in help seniors with the issues of access and affordability of prescription drug.

Dr. William W. McGuire, Chairman, Chief Executive Officer and Chairman of Executive Committee

Thanks Howie, we will be back with some questions and how we can respond to in a few moments. Let me continue on and talk about this a little further. The value that’s emanating from this business combination is quite meaningful. It really starts with the enhanced ability to make healthcare more affordable, more accessible, usable and reliable in terms of quality. Those achievements are going to come from our ability to better organize and use healthcare resources to apply technology that will gain efficiency and simplicity and use data and information to help guide decision making. It is important to note that these are the areas of corporate competency that we have championed and applied to our business development for some 15 years. They are the very things that I think have driven our growth and success to this date. I don’t want to overstate the potential arising from our combined efforts, but I will offer you a few examples of how I think some of this can play out in the merged company.

First, our national networks of care providers, as well as access to expanding and increasingly successful centers of excellent resources for important medical problems and provide meaningful savings for PacifiCare and its client, Howie just hit on that a moment ago. Similarly, our own company and particularly the larger multi-site clients at Uniprise can benefit by accessing the additional network resources of PacifiCare and the various pacific regions. I would also note that we have separately entered into certain customary market cooperation agreements that will help further enhance access to care providers and promote positive customer service and continuity. Also, new consumer-directed products and capabilities including things like banking services and HSA or HRA accounts will be made available to a much wider audience through PacifiCare client base and distribution channels.

As a result of this, for instance, we can project that some 25 million people potentially will be carrying our more modernized benefit cards and the embedded consumer and financial services capabilities that they provide in the near future. Also, leverage around our business operations is going to be meaningful, particularly in the use of technology, and the cost savings and process simplification results. Around $75 million to $100 million of run rate savings are in our near-term sites for the first 12 months and that can be used to support better and more affordable products as well as enhancing shareholder value. In turn, this fuels growth and with it earnings and enhanced value again and well more distance I think that $200 million to $250 million of additional synergy are reasonable expectations in the subsequent two years or so. That adds up to a meaningful value proposition.

Well the expanding numbers and needs of older Americans are well known to us, I think that we are going to be in an even better position to provide a broader array of intelligent usable healthcare services directed at their changing needs. Just as in past years we view this not as a product specific approach such as playing on Medicare HMO, Medicare supplement or Part D drug benefits, but really as continuum of valuable service and intervention capabilities that are specific to this large growing and very important constituency. This is perhaps particularly important because the government is the largest and most committed participants in healthcare. It provides coverage for 29% of the US population today or 86 million people and accounts for about 46% of the 1.8 or so trillion dollars in annual healthcare spending in this country. Its participation is going to be increasing as our population over aged 65 grows by around 10 million people in the next decade alone.

Our combined company is going to be well equipped to response to the needs of this group with a wide spectrum of products that include Medicare advantage HMOs, local and regional PPO offerings, Medicare supplement products, higher fee for service, special need plan and Part D for prescription drugs. As well as being position to address unforeseen health and well-being needs that are undoubtedly going to emerge in the future.

And cash flow generation is going to be even stronger than today further enhanced by better operating performance across the combined businesses. With annual revenues exceeding $65 billion, once the combination is complete yearly cash flow from operation of $6 billion plus it really quite realistic. This offers us tremendous flexibility and leverage to ensure a sound capital base, make ongoing investments in each of our business segments. To reinvest in our own stock and other steps that will continue to generate superior return to shareholders.

I will close at this point by noting that, again this is not a transaction that either company really needed to do. That’s going to be apparent when UnitedHealth Group reports its second quarter earnings next week, on the 14th of July. The indicators for us at this point are positive; including growth, cost and operating cash flows.

All of this really underscores our continuing bullish outlook and the fact that we are engaging in this business combination and advancement, because it enhances the opportunity and our ability to better serve the healthcare needs of the people, both our existing and future customers is going to be significantly enhanced.

I hope you can sense from this rather brief presentation, this is really pretty exciting stuff. Both of our companies are doing very well, together we are going to do even better, that’s better for the people on this call and perhaps most importantly, better for the customers that we are jointly serving now and will serve in the future.

So, with that, I will close off. We will take questions for perhaps 30 minutes and then stop for the evening. Thank you.

Q&A

Operator: [Operator Instructions]. Your first question comes from the line of Christine Arnold with Morgan Stanley.

<Q – Christine Arnold>: Good evening. I have a question about the California arrangement that you have with BlueShield, are you envisioning continuing that relationship in light of this merger? And also, could you help us understand the components of the 75 million to 100 million in synergies? Thanks.

<A>: Thanks Christine. I will pars that question out in two pieces. The first one, I think, you are referring to our CareTrust relationship, which is in fact, we expected to continue, it’s served our customers well, and we see no need to really change that. Steve, you want to comment on that?

<A – Stephen Hemsley>: That’s right. It is a long-term relationship. It is important to us. We anticipate and maintained it in full, it remains in place on the long-term basis and, we ultimately believe that transaction will be viewed as complimentary, in terms of managing healthcare costs be positive for California consumers. So, we anticipate maintaining that relationship and making the complimentary in the years to come.

<A>: And, do you want to read off the comment on the synergies and then may be turn to-date?

<A – Stephen Hemsley>: I think we have been very thoughtful and meticulous in terms of synergies and perhaps somewhat conservative, particularly in the early going. So, Dave within – where most of the synergies will be principally true UnitedHealth Care comment.

<A>: Christine, I will believe your question really, specifically related to the first year synergies, which I will touch in just a moment. What I do want to touch on first is, as we – as an enterprise look at this, first and foremost, there is a great opportunity for growth for United HealthCare results and how we both touched on the fact that this represents a significant opportunity for us to enter into new markets in particularly California, Washington, Oregon and Nevada and we look forward on building on the strong base business that we have there. We also touch on the fact that it improves our presence in several other states, particularly Texas, Oklahoma, Colorado and Arizona and these are all very strong markets for UHC. I think the broader networks will enhance our ability to sell multi-type products, we will have a broader and more diverse product offering and there is certainly plenty of opportunity for the specialty businesses and for the emerging Part B opportunity.

Our synergies are really classified into four broad categories; network efficiencies, public company cost, and what I characterize other intermediate synergies, improved efficiencies, systems rationalization and scale and then obviously, savings attributed to the senior and specialty business opportunities. In the first year, we would expect majority of those to come from network savings and the obviation of certain public company and, you know, immediate administrative cost. And, the break out of that would be about 40 million to 65 million and network savings somewhere in the range of 30 million to 35 million and public company cost and other administrative savings.

<Q – Christine Arnold>: Thanks Dave.

<A>: Great, thank you very much.

<A>: Next question?

Operator: The next question comes from the line of Scott Fidel with J.P Morgan.

<Q – Scott Fidel>: Hi thanks, good evening. First question just had to do, if you can walk us through the timeline for the integration in specialty, just in terms of client systems integration?

<A>: Well integration starts once the transaction is complete. So, Steve?

<Q – Scott Fidel>: More for the systems..

<A – Stephen Hemsley>: I think it depends on the product offerings and so forth. The first step in terms of the integration is to rationalize the products and the networks to make sure that the administrative practices are consistent and so forth. We will likely migrate PPO product, for example, onto our national platform first and migrate that in a thoughtful and measured way, usually in renewal cycles, that kind of an approach; that will take some time. We will then just basically move them into our operating environment. We will get into areas such as, billing and group services administration in the areas of contracting and credentialing, in a first phase kind of a context as well as in care management. So, this will go in phases, in the first year we will do some very obvious basic things to align our operations in a consistent way. Once those business processes are aligned and there are meaningful efficiencies that are drawn from that, we will then begin the process of moving into technology and bringing them into our operating environment that will probably be within a year. And once they are in there, then we can take advantage of things like our portals, which will simplify and streamline the business processes even further, so it will go phases in that fashion. We think that these things take three to four years to really migrate in a thoughtful way to not be disruptive in the markets then we harvest the benefit year-by-year.

<Q – Scott Fidel>: Okay. And then just a follow up question, both companies have had a number of different initiatives underway on the disease management front. Do you had a chance you have to review where those different initiatives might, you know, coincide and also just in terms of overall opportunities on that front?

<A>: That’s probably a little too specific for this conversation right now Scott, it’s got – I will tell you that in the aggregate all of us – both companies believe that programs that help physicians and other care providers facilitate care, ensure that resources are optimally utilized, are important to ongoing care improvement. And therefore we’ll undoubtedly be bringing elements of these together and sharing our experiences once the thing is complete, based on what works for the particular constituents that are out there. So, there will be things such as extension of some of the ever care approaches on the frail elderly across a much broader audience. There will be some specific programs working in specific areas and for instance that have been quite successful and helpful for people with cardiac illness that can be applied and spread over. It’s multifaceted, but will be positive all the way around for our customers.

<Q – Scott Fidel>: Okay. Then just one last question, just in terms of with the recent American medical acquisition, PacifiCare did expand their small group broker network pretty significantly, can you talk about some of the opportunities you see to leverage that into UnitedHealthcare?

<A>: You know, it goes both ways, I mean we have our business that’s centered around golden rule and some of our small group stuff and they have the AMFs and other features, we will attempt to bring these things together in a logical way that enhances the services for the customers across all the state where they do business. Steve?

<A – Stephen Hemsley>: You know, Scott, that is a very natural blend. I see those going together very – very, sitting effectively flowing that business into our existing markets and so forth and the product alignment is probably one of the earliest terms and easiest aspects in $75 million to $100 million, AMS is a meaningful piece of it.

<Q – Scott Fidel>: Okay. Thank you.

Operator: And your next question comes from the line of Sarah James with Lehman Brothers.

<Q – Sarah James>: Yes, I have three questions. My first is on the timing of the closing of the deal. I noticed that is about six months, a little bit further out than your last two deals with MAMSI and Oxford and I was wondering if that’s because it includes application process that Germandi [ph] is calling for?

<A>: I think the – our prospects for six months or so is really built around the fact that, it’s a multi-state, a little more complex business than we had at either of the other more recent programs that involve various – the same various regulatory bodies, it’s nothing more sinister than that, just a reasonable expectation. Now, we are going to stay attuned to the fact that what’s happening here advancements for customers and we will be sensitive to the needs of all the parties out there to get this done in an orderly and appropriate fashion.

<Q – Sarah James>: So, there is a possibility that there could be further delays in California just out right until though?

<A>: I didn’t say that.

<Q – Sarah James>: Okay.

<A>: I mean you may know something I don’t, you know, we think this is a transaction that make sense for the people, the customers in California just as in every other states. And we are quiet comfortable that the regulators and other people that are involved here are interested in that first and foremost. And we expect that we will bring these things together effectively. The timeline is what it is, because we have a number of states to do businesses, to get through, and we want it to be sensitive and respectful of the people there and the regulatory people that have a lot of things in their place. So, we think end of the year is a good timeframe.

<Q – Sarah James>: Okay, thank you. And then my next question is on the PBM. You stated that you are happy with your relationship with Medco and you expect to continue it, as far as the PacifiCare PBM goes, is there any thought on whether or not you would PacifiCare members to remain on that and not bring them up on to the Medco contract or possibly bring them on to the Medco contract and spin out the PBM?

<A>: Yeah, we have several relationship as I alluded to and we see all of those staying intact and we expect to continue to support the PacifiCare program as well. Steve, do you want to…

<A – Stephen Hemsley>: You know, right now Medco serves, largely our commercial population, Walgreens Pharmacy Services is really focused on our ovations senior business. Those relationships are working very effectively and we expect them to continue. How we can, you know, probably add much more to this than I can, but their PBM is a very innovative high quality, very effective organization and it is approaching capacity and it’s very focused on the Part B opportunity. They are looking at expanding it and we anticipate keeping that in place in full for all of its membership and to focus on the Part B that they are serving and focusing on right now. Howie, you want to add that?

<A – Howard Phanstiel>: Yes, just to fill in some meat on the bones, our board has recently approved a $50 million capital investment to build a second mail order facility in Kansas City, Kansas and the statistics was something as follows, but today we are on double shift in our facility and crossed that, that 740,000 script capacity per month. The new facility will add 1.1 million script capacity on a single shift and the top priority now is to continue to serve our current commercial members, continue to grow our external third party business, which has been growing at a rate of about 40% a year. And then of course, ensure that we have adequate capacity for Part D. So, there is plenty to keep us busy for the next couple of years.

<Q – Sarah James>: Great, then I assume you have intentions of keeping on all your external contracts that you have, where you are the standalone PBM?

<A>: Yes.

<Q – Sarah James>: Okay, great. And my last question

<A>: No, no I am sorry – four is enough, we are going have to – we are going to get through, we have got a 1000 people on this call and we have a number of questions in the queue. I think I appreciate, the input, but we should allow a few other people avoid. Let me say one thing going and relative to this last one, and you are going to I think keep hearing it, so if it sounds we are donned it on purpose. This business combination is really not about any cynical competitive issues or anything else, this is about serving people better. Our healthcare system needs to work better, we are convinced in the aggregate that it can work better and there are going to be lots of tools and services and lots of needs that will be applied to that and the people that we are working with and I think the Medco folks, the Walgreens folks, how these people at PacifiCare for instance in the drug, everyone is on the same course here. There are huge opportunities and this is going to be an effort to apply every way we can through optimum resources to improve healthcare and there will be a number of people working with us to that end and that is going to be a stedfast agenda for us. So, thanks, next question.

Operator: Your next question comes from the line of Ed Kroll with SG Cowen.

<Q – Edmund Kroll>: Good evening. On the cost savings, the 75 to a 100 million and then you mentioned longer term 200 to 250, is that 200 to 250 inclusive of the 75 to 100 or is that incremental?

<A>: That’s incremental additive.

<Q – Edmund Kroll>: Okay, great. And then…

<A>: And this is a side we intend no charges.

<Q – Edmund Kroll>: No charges, great. And then back on the Medco relationship, if you would just remind us, when does the current contract with, UNH’s current contract with Medco expire?

<A>: Several years out, I am looking around the room to see who is up-to-date with the numbers.

<A>: I think it expires around 2009, it has extension options beyond that, but we think the basic term is 2009.

<Q – Edmund Kroll>: Okay, great. And then finally, another quick one, on the Blue Shield relationship in California, you’ve described this acquisition as being complementary to that. Does that mean that your national account members in that residing California would thus have a choice an expanded network, Blue Shield plus PacifiCare?

<A>: Ed, the network our clients used in California comes for Care Trust, it is not the same as the Blue Shield network to my knowledge. What we intend is that our customers will have stability and in fact hopefully enhanced opportunities to access an even broader network. After this transaction is complete we will look for ways to further the issues for customers in the interim and even beyond that we think the relationship with the Care Trust will continue on and frankly continue to grow. And I think, the Care Trust people are equally interested and focused on how they can best serve the people in California who are a domicile there or who travel outside of that area and that’s what the relationships helps to do.

<Q – Edmund Kroll>: Okay, very good. Thank you.

Operator: Your next question comes from the line of Sheryl Skolnick with Fulcrum Global Partners.

<Q – Sheryl Skolnick>: Thank you very much. I just want to say Harry congratulations on doing the right deal again. I hear every – can you hear me?

<A>: Yes, thanks.

<Q – Sheryl Skolnick>: Yeah. Okay, you are welcome. I hear everything you are saying about focus on improving healthcare and it does resonate, it is the consistent theme. I am curious about one specific item and it maybe too early to know the answer to this. Given the timing of the close at the end of this year, given that PacifiCare has invested considerable amount in introducing Part D marketing, rolling it out, constructing, benefit plans as has United, do we expect those activities to continue and then you will be offering separately branded plans on as you bid them and quote so far. And might there be some consolidation of that brand further down the road, further cementing the goodwill or some connection between the brands, the United AARP, the Secure Horizons brand being the three that I would be concerned about obviously?

<A>: Well, I think you laid it out fairly accurately, obviously for the rest of this year before completion of the two companies, clearly we will pursue their respective courses and they are separate and distinct, different names, different sets of services such as the PBM that PacifiCare versus our Walgreen self initiative et cetera. And we would expect them to work independently accordingly. Once the transaction is complete, we would obviously assess and look at how we can best serve things – serve people and to the extent there are other approaches or ways to do this, we would certainly consider that. But, right now, it’s, you know, it has to be independent activity until the companies would get it.

<Q – Sheryl Skolnick>: And, if you’ll permit me one more question on a different topic, a number of years ago United exited California, sets the proper terminology. Can you tell me why you are comfortable operating a business in California in the insurance markets in California again? Is it because you are retaining the expertise and the progress that PacifiCare has made the difference, or is the market significantly changed, or is it because it’s less – there’s something else going on?

<A>: Sure. I think the word exit is probably the operative thing we should focus on. United was really not ever significantly in California, at least during the time I’ve been here. We made an acquisition MetraHealth, and with MetraHealth came some relationships in California that included small and mid-sized business insurance product. And, at the time, we simply felt that we could not do justice to those customers relative to meeting their needs versus what other people can apply frankly. And so, we did “exit that particular market segment”, at the same time, we built up our investments and our commitment to larger employers and today we work with nearly a million people, who are in California through Uniprise. So, we have expanded that and in addition we have several other million – several million more customers who are in other kinds of our businesses. So, this is, you know – I think our comfort level here is that this is clearly a stronger presence and a better presence. And, additionally a number of the products and things that are of interest to people in California now which will range from the various consumers-directed programs, frankly the PPO products which are the things that have been most interesting to clients are things that we know a lot about, we have a lot of capability and we think we can actually enhance that market when we pair them up with the PacifiCare program.

So, those are sort of some of the reasons that we would look at this favorably. I would also point out that the aggregate business combination here is not just about California – California is one piece of it, there are a lot of other states that I alluded to. So, it’s sort of a host of responses, but we are quite comfortable that we can together with PacifiCare and other business partners make some things interesting out there. Steve, you probably add some comments.

<A – Stephen Hemsley>: Just one interesting data point, when we – as you would say exited California, we had less than 250,000 members at that time, in an enormous state it wouldn’t be even in the top 15 probably in that market. Not a position to be in and those members were largely thought about as on a collateral membership as a result of other acquisitions. This would put us in a position of serving perhaps 3.3 million members on a combined basis in a much different position in that marketplace. It remains as it was been a complex competitive marketplace. It is moving more towards PPO products, which is a particular strength of ours. So, I think the circumstances of our presence there are very different than several years ago. The market remains about the same.

<Q – Sheryl Skolnick>: Great, thanks. And congratulations to all folks at United as well.

<A>: Thank you Sheryl. Next question?

Operator: Your next question comes from the line of Matthew Borsch with Goldman Sachs.

<Q – Matthew Borsch>: Thank you. I just had a question, a follow up on that last point in California. Can you talk about some of the other markets where you have market overlap and, you know, maybe Texas, Oklahoma, Colorado, maybe put some numbers around United’s presence there relative to, you know, the numbers that we already have for PacifiCare. And, I guess, related to that, is there any state where, you know, you think you are on the border of riding into any competitive challenge on the approvals?

<A>: You know, it’s without hearing a voice of “no, do it”. I am going to refrain from going through each and every state, where they are overlapping, but some body speaks ahead up here and say, they have all the numbers. But, let me comment to the last part of the question, which I think is better. In the states where there is business overlap, the combination of our two companies never really produces a significant sort of technical problem around what people refer to an anti-competitive environment. And in fact, none of these states that we really emerge as the #1 player versus available competition nor are we or the markets had limited to just a couple of people. So, we don’t view it as a negative or a problem issue in that area. People, you know, the appropriate authorities will certainly want to look at all the data, which is appropriate, but I don’t think it’s anything more sinister than that. Hopefully, we can bring some great assets and support services to improve the market position of what we do have in that. Steve, do you want to – I think, we maybe have a number or two but…

<A – Stephen Hemsley>: Yeah, you know, it’s just on a broad strokes. Arizona might be about a 1.3 million members on a combined basis. Maine indicated that California might be in the zone of about 3.2. Texas might be in the 2.6 million member zone, maybe approaching 900,000 in Colorado, that kind of sense of it.

<Q – Matthew Borsch>: Great, thank you. And, just a couple of quick followups, just as we model this out, can you comment on your 3.5 billion plan per share repurchase and how that might that be impacted if at all? And also, the intangible amortization expense; if you can, you know, give us any sense of the size that you expect related to the steel?

<A>: Pat Erlandson?

<A – Patrick Erlandson>: On the share repurchase, because we will be accumulating cash to pay down debt at closing, it will impact share repurchase, it will still exceed $3 billion for the year.

<A>: So, share repurchase will still exceed 3 billion, but it may not be quite as much obviously as it would, if we weren’t paying down debt of $1.1 billion.

<A>: Sure.

<A>: Yes, we will do. But we will have a good capacity to retain the balance sheet parameters, bad debt equity ratios that we have consistently stayed on, as well as, continue our share repurchase for the reasons we have always done it.

<Q – Matthew Borsch>: And that intangible amortization expense?

<A>: You know, you should assume that that’s consistent with the methodology we have used in the past.

<Q – Matthew Borsch>: Okay. Thank you.

<A>: Thank you. Next question?

Operator: Your next question comes from the line of Carl McDonald with CIBC.

<Q – Carl McDonald>: Thanks. In the past you have expressed concern over visibility into long-term Medicare funding, is that still true today or do you have greater comfort that the industry’s Medicare presence is going to grow large enough over the next couple of years that makes significant Medicare cost less likely?

<A – William McGuire>: Carl, I am going to turn this to Lois and then, maybe we will ask Howie, his view as well from the way they have viewed Medicare. But, I think broadly what we have a high degree of comfort, which is what I’ve stated earlier, the government is part of the healthcare system in this country and it will always be and it will be an increasingly large participant given the nature of population demographics. And, we are comfortable that the governments will support to deliver or availability of healthcare resources to its people. We think that we have the wherewithal to make various programs, work effectively in response to meet the people out there with government funding. We recognize that there may be ebbs and flows as to how that is and what it is, but that’s something for us to work through. And, you know, we are also thinking that there is going to be a whole host of product solutions and things going on. So, you know, it would be wrong to look at it, and just say, okay, what’s, you know, Medicare advantage is going to be next week versus three years out whatever? But, let me, let Lois Quam mention that and then we will ask Howie, his response too.

<A – Lois Quam>: Carl, the funding for the Medicare program itself is very strong. As Bill said, it’s a growing program; the government has supported it very well. The important thing in participating in Medicare is to do two things. It’s to have a diversified product base, so that we are providing services for the Medicare program and the Medicare population as a whole. Therefore, as Bill mentioned, as an unique phase, there are going to be ebbs and flows around a product because, we participate in a diversified space. We are able to grow steadily, innovations has demonstrated that through the past several years. Secondly, we take our assets and our capabilities and very regularly take what our reasonable government program designs and turn them into superior results. And, I will just give you two recent examples; one is the prescription drug card. Certainly, you saw some companies struggled in this space. Because of the assets we had from a technology point of view, the relationship we had with the pharmaceutical industry with AARP and other assets we were able to translate that into very strong results serving 2.5 million people, bringing them over 30% reductions in the price of prescription drugs and from the word go, operated profitable business. Secondly, in the Evercare space, we saw a need to provide services to the frail elderly. We built that into a $1 billion business which has been profitable every quarter for what will nearly now be a decade. So, it’s a growth phase, you have to do it well with sufficient seasoning and with a diversified product platform and that’s of course how we are approaching that.

<A – Howard Phanstiel>: This is Howie – I would agree with everything that Bill and Lo [ph] have said. And I think the way to view this space is this is a seniors business, not a Medicare part ex-business. And, I do think over the next several years some of the products will ebb and flow. But, the aging of America is incontrovertible, healthcare costs for seniors will continue to rise. And, I really think the Government has no place to go but to turn to private sector and to the extent that it does that, both these companies I think are two of the best in the country. For those investors that [indiscernible] PacfiCare, almost as a call option on Medicare if you will, there is still a very good opportunity to roll that investment into United, because we combined are still going to be very active participants across a broad panoply of products. At the same time, one of the advantages of this transaction for PacifiCare investors is the diversification. So, we are not as dependent on it. But as Bill said, the opportunity leverage our technology particularly in the areas of disease management, population management,, populations at risk, particularly diversity populations where for example one out of four black American women, over 50 have diabetes. These are the things we need to tackle, to improve clinical outcomes in America and improve the quality of care for all.

<Q – Carl McDonald>: Thanks Howie.

<A>: Why don’t we roll on to last couple of questions here?

Operator: Your next question comes from the line of John Rex with Bear Stearns.

<Q – John Rex>: Thank you. The color commentary you provided on your 2Q, I wondered if we could get just some similar color commentary from PacifiCare on their 2Q and I guess is that – will that still be reported as is planned on July 28th?

<A>: Yes, we’ll still be reporting earnings on the 28th. Our focus today was on a very exciting transaction for our shareholders and the focus wasn’t to talk about 2Q. But, if we had any changes to our direction and forecasting guidance, we would have provided it, either today or earlier. So, we are on track and we will see on the 28th.

<Q – John Rex>: And does this – you know, thinking on – both you in terms of, as you are approaching party distribution, I think PacifiCare was a little more biased potentially towards the broker distribution network. You know, United, you think, that AARP relationship is going to assist with maybe a more bias towards the mail order distribution network. Does this alter your distribution – as you are building this distribution plans for January ‘06 or followed for fall. Does this alter either of your plans and how you approach this, or do you just kind of continue down the path that you are going?

<A>: John, I think, we both are obligated to continue down our path. We have submitted program designs and stuff independent of each other and we will fulfill both of those. And, I think, as I said earlier, there are some differences obviously in how we are looking at it and ultimately, the objective is going to be to serve this constituency. So, after we are together, we will step back and have an opportunity to see what seems to work the best on behalf of the customers, and we will make sure that we are optimizing that. I suspect you will see both. Now, there is really no good reason to say that, you know, one is right and one is wrong when they are both well constructed from two companies that have a good insight in different kinds of assets.

<Q – John Rex>: All right, thank you. And just, if I could followup on that is that, we were to still assume for a standalone PacifiCare, you would still be thinking of the 50 million spend this year that you’d have been thinking of then, is that?

<A>: No, there is no change in our plans, I might have to recall or we shared with you before our consumer research. And, that we think that the choice of the brands will be important to seniors. And that, they will be loyal provided they get a good service and response to their needs, just as Bill said. So, I think, it’s very important for the long-term United shareholder that ultimately both PacificCare and United pursue their marketing plans, as they are in place. And, we both want to garner as many Part D members as we possibly can.

<Q – John Rex>: Thank you.

<A>: Thanks.

Operator: Your next question…

<A>: We will do two more questions.

Operator: Okay sir. Your next question comes from the line of Greg Sullivan with SAC Capital.

<Q – Greg Sullivan>: Hi, two quick questions. One on the synergies, are you implying that by ‘08 the run rate of synergies would be, or should be north of 300 million?

<A>: In that zone yes.

<Q – Greg Sullivan>: Okay. And then, I am not sure how to address this. But, if you could comment on the take up price for PacifiCare, it’s about 10% above where the stock had been trading, which is not that much of a premium. Can you just discuss kind of, you know, some color around that, you know, maybe like when the discussions took place or just something that would give us some color on that, please?

<A – William McGuire>: Greg, you know, the two companies have been looking at this opportunity and accepting it for a considerable period of time and the construct [ph], the financial construct was not created last night or this morning in response to anything. And, it does not look at the volatility of the stock market or the sort of speculative interventions that come and go in it. So, it is based on a longer view looking backwards and the co-premium will have to be derived from some prior point. But, more importantly, I would remind, I think, you know, that’s why I will remind everyone that, we really don’t look at the computer screen of the current stock price to decide what the appropriate value proposition is. We look at cash flow, we look at business growth, we look at all of the parameters.

PacifiCare has moved its stock up significantly in response to its performance as well as opportunities, we reflect that in this. And so, we think this is a very appropriate transaction in the aggregate, when we consider all of the elements, cash flows, all of these things that are out there in front of us and one that provides positive opportunity for both PacifiCare shareholders, as well as United shareholders and most importantly for the future shareholders, who are going to benefit from the strength of this transaction and the ability to put us together in a way that is financially sound and allows the preservation of all of the important capital characteristics today, truly outstanding company needs to continue to conduct it’s business on behalf of its customers.

<Q – Greg Sullivan>: Okay, thank you Bill.

<A – William McGuire>: Thanks.

Operator: And your..

<A – William McGuire>: Last question.

Operator: Yes sir. Your final question of the evening comes from the line of Wayne Cooperman with Cobalt Capital.

<Q – Wayne Cooperman>: It’s amazing. I guess, the first call on the Oxford call and the last one on this one. Congratulations guys. Howie, question for you, just A); were there other interested parties that you spoke to during the process, because clearly you guys might be very interesting to somebody else? And B); I just really wanted to thank you and congratulate you; you’ve done a great job here.

<A – Howard Phanstiel>: Well, thank you very much. I think for today, I would just summarize it by saying our board has been actively engaged with management over two year period, and assessing, evaluating and exploring all the strategic options in an industry that’s obviously consolidating. I will leave the detail for what’s transpired over the last six months for you to read in the proxy. I would say at this point, well we did not do an auction process for PacifiCare. When you read the details, I think you will see that it all transpired within a very competitive context and I am very pleased with the results and I might – I added response to Greg Solomon’s question. We are talking here of price that reflects 21 times ‘05 earnings, almost 13 times last 12 months EBITDA. And, I think if people do the research on precedent transactions, it will be hard to find too many that do better than that. So, I am very pleased for the shareholders and pleased with the process we have gone through.

<Q – Wayne Cooperman>: Do you think this is the last chapter or that we may hear from somebody else at this point?

<A – Howard Phanstiel>: I will go comment on that. I am just very pleased with how we’ve come out here and looking forward to working towards getting this transaction approved.

<Q – Wayne Cooperman>: And, well the fit seems great. So, congratulations to both of you.

<A – Howard Phanstiel>: Thank you.

<A – William McGuire>: I think the last statement Wayne, the fit is great and most importantly, the opportunity is great for customers of both companies now and in the future, and from that, always extends the value for the shareholders. So, we appreciate it. Howie, do you have any other comments you want to hit before we close.

Howard Phanstiel, Chairman and Chief Executive Officer of PacifiCare

No, thank you Bill. I just want to tell everybody how excited the PacifiCare management team is about the combinations and some opportunities for us to dramatically make an impact, in terms of the quality of care members received and we are looking forward to working with the new company.

William W. McGuire, Chairman, Chief Executive Officer and Chairman of Executive Committee

Well, thank you. And, we will close. Again, I think, Howie summarized that well. Great opportunities here, we think a combination that’s done intelligently on behalf of all of the constituents around, that will reap substantial rewards for everybody as we move ahead and certainly I think we’ll advance our agenda, trying to make healthcare work better. So, thank you and we look forward to talking to you if not sooner on the 14th of July when we do our earnings. Good evening.

Operator: Ladies and gentlemen, this does conclude this afternoon’s conference call. You may now disconnect.

Important Merger Information

In connection with the proposed transactions, UnitedHealth Group and PacifiCare intend to file relevant materials with the Securities and Exchange Commission (SEC), including one or more registration statement(s) that contain a prospectus and proxy statement. Because those documents will contain important information, holders of PacifiCare common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by UnitedHealth Group and PacifiCare with the SEC) at the SEC’s Web site, www.sec.gov, and PacifiCare stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from PacifiCare. Such documents are not currently available.

UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of PacifiCare common stock in connection with the proposed transactions. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2005. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

PacifiCare and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of PacifiCare common stock in connection with the proposed transaction. Information about the directors and executive officers of PacifiCare and their ownership of PacifiCare common stock is set forth in the proxy statement for PacifiCare’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2005. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This transcript may contain statements, estimates or projections that constitute “forward-looking” statements as defined under U.S. federal securities laws. Generally the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, among others, our ability to consummate the merger with PacifiCare, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the merger may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; the regulatory approvals required to complete the merger may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and tax treatment of the merger and the value of the merger consideration; and those risks and uncertainties found in our filings and reports filed with the Securities and Exchange Commission from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.